Exhibit 99.1

Can-Fite: Piclidenoson is Submitted for Compassionate Use Treatment for Coronavirus Patients in Israel

Rationale: Anti-Rheumatic and Ant-Viral Effects with Excellent Safety Profile

PETACH TIKVA, Israel, March 23, 2020 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, announced today that it has submitted Piclidenoson for a compassionate use program to treat coronavirus patients to the Institutional Review Board at Rabin Medical Center. If approved, the compassionate use program will be led by Dr. Dror Diker, M.D., Head of Internal Medicine D at the Rabin Medical Center. Patients would be treated at Rabin’s Golda Hasharon Campus which is currently positioned to treat coronavirus patients in a specialized setting.

The rationale to treat coronavirus with Piclidenoson is based on the drug’s anti-rheumatic effect, proven in earlier Phase II clinical studies conducted under an open IND with the U.S. Food and Drug Administration (FDA). A Phase III trial in agreement with the European Medicines Agency (EMA) and FDA for the treatment of rheumatoid arthritis is ongoing. Rheumatoid arthritis drugs are currently being evaluated as a treatment for the uncontrolled immune response and cytokine release syndrome (CSR) created by coronavirus. A scientific article published in Drug Design, Development and Therapy presented data on how Piclidenoson, by binding with the A3 adenosine receptor (A3AR), may inhibit CSR. China recently approved Roche’s Actemra, a rheumatoid arthritis drug, to treat coronavirus patients with lung damage, and Roche has commenced a global Phase III study for Actemra to treat coronavirus patients with severe pneumonia.

Moreover, Piclidenoson has anti-viral effects, protected by U.S. patent US7589075, against other single stranded RNA viruses like coronavirus. Can-Fite is currently testing Piclidenoson’s anti-viral effects against coronavirus in collaboration Dr. Kamel Khalili at Temple University, Lewis Katz School of Medicine in Philadelphia.

Piclidenoson has an excellent safety profile in over 1,400 patients treated for rheumatoid arthritis and other indications, with its most recent Drug Safety Update Report filed with regulatory agencies in February 2020 reporting the drug is well tolerated and has no emerging safety concerns.

Can-Fite has experience with compassionate use programs, as its drug candidate Namodenoson is currently treating advanced liver cancer patients through compassionate use, also at the Rabin Medical Center in Israel.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company's lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Can-Fite's liver cancer drug, Namodenoson, recently completed a Phase II trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and is in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114